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                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549

                                   FORM 11-K



               {X} ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1993

                                       OR

               { } TRANSITION REPORT PURSUANT TO SECTION 15(D) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         COMMISSION FILE NUMBER 0-850
                       KEYCORP PROFIT SHARING PLUS PLAN
                                (TITLE OF PLAN)

                                    KEYCORP
                             (ISSUER OF SECURITIES)


                               127 PUBLIC SQUARE
                           CLEVELAND, OHIO 44114-1306
                                 (216) 689-3000
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)
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Item 4:
- - -------
Financial Statements                                                    Page
- - --------------------                                                    ----
KeyCorp Profit Sharing Plus Plan

   Report of Independent Accountants                                       2
   Statements of net assets available for
     benefits, with fund information, as of
     December 31, 1993 and 1992                                            3
   Statements of changes in net assets available for
     benefits, with fund information, for the years
     ended December 31, 1993 and 1992                                      4
   Notes to Financial Statements                                        5-13


Exhibits
- - --------
   Consent of Independent Accountants                                     14
   Schedules of assets held for investments
   Schedules of 5% transactions



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           KeyCorp Profit Sharing Plus Plan





DATE:   June 28, 1994                    BY:  /s/ Wallace R. Demary, Jr.
     --------------------------             ----------------------------------
                                             Wallace R. Demary, Jr.
                                             Senior Vice President
                                             Executive Compensation and
                                             Benefits Design





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                       REPORT OF INDEPENDENT ACCOUNTANTS
                       ---------------------------------


Profit Sharing Committee
KeyCorp

We have audited the accompanying statements of net assets available for benefits of the KeyCorp Profit Sharing Plus Plan as of December 31, 1993 and 1992 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the KeyCorp Profit Sharing Plus Plan as of December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

As described in Note 3, the Plan changed its method of accounting for liabilities to former plan participants.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the index are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                   /s/ Coopers & Lybrand


Albany, New York
May 27, 1994





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